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                                                                    Exhibit 99.3

                       CHARTER OF THE CORPORATE GOVERNANCE
                            AND NOMINATING COMMITTEE

This Charter of the Corporate Governance and Nominating Committee (the "Committee") has been adopted by the Board of Directors (the "Board") of Validus Holdings, Ltd. (the "Company").

A.       PURPOSE

The Committee's purpose shall be to identify individuals qualified to become Board members, to recommend to the Board nominees to serve on the Board and each committee of the Board, to develop and recommend to the Board a set of corporate governance guidelines, to oversee the evaluation of the Board, management and the Board committees and to take a leadership role in shaping the Company's corporate governance policies.

B.       DUTIES AND RESPONSIBILITIES

In furtherance of this purpose, the Committee shall have the following duties and responsibilities:

         1. To lead the search for individuals qualified to become Board members to the extent necessary to fill vacancies on the Board or as otherwise desired by the Board. The Committee shall conduct all necessary and appropriate inquiries into the background and qualifications of each possible director nominee. The Committee shall recommend that the Board select director nominees for shareholder approval at the annual meetings based on criteria approved by the Board.

         2. To make the recommendation to the Board whether a director meets the independence requirements of the New York Stock Exchange and any other requirements set forth in applicable laws, rules and regulations.

         3. To develop and recommend to the Board for its approval a set of corporate governance guidelines. The Committee shall annually assess the adequacy of the corporate governance guidelines and recommend changes to the Board as necessary.

         4. To annually review and reassess the adequacy of the Company's Code of Business Conduct and recommend changes to the Board as necessary.

         5. To review requests from directors and executive officers of the Company for waivers from the Company's Code of Business Conduct and to make recommendations to the Board concerning such requests.

         6. To develop and oversee an annual self-evaluation process of the Board and each of its committees.

         7. To oversee the composition and function of other Board committees. The Committee shall periodically review the criteria for membership on each committee


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                  and recommend changes to the Board as necessary. The Committee shall annually recommend to the Board director nominees for each committee. The Committee shall review the purpose, structure and operations of each committee and recommend changes to the Board as necessary. The Committee shall oversee the reporting of each committee to the Board. The Committee shall make suggestions to the Board regarding additional committees and changes to, or eliminations of, any committee and propose to the Board any additional policies and procedures in light of changing business, legislative, regulatory, legal or other conditions as necessary.

         8. To annually review on behalf of the Board the charter of each committee and make recommendations to the relevant committees concerning these charters and to the Board in connection with the Board's action thereon.

         9.       To oversee the evaluation of management generally.

         10. To review and assess the management succession plan for the Chief Executive Officer position and other members of executive management and annually review its assessment of those plans with the Board.

         11. To recommend to the Board the form and amount of director compensation in consultation with senior management. In making its recommendation, the Committee shall be guided by the following principles: (a) director compensation should be comparable to companies of similar size, complexity and industry; (b) director compensation should align the interests of directors with those of the shareholders; (c) the structure of director compensation should be transparent; and (d) members of the audit committee of the Board may earn greater compensation based on the greater time commitment required, so long as the additional compensation is of the same form available to all directors. The Committee, in consultation with senior management, shall conduct an annual review of director compensation, as well as an annual review of the principles for determining compensation form and amount.

         12. To, on behalf of the Board, review written communications from shareholders concerning the Company's annual general meeting and governance process including candidates for director, and make recommendations to the Board in respect thereof.

         13. To perform any other activities consistent with this Charter, the Company's charter and bye-laws and applicable laws, rules and regulations as the Board deems appropriate.

         14. To delegate any of its responsibilities to subcommittees as the Committee may deem appropriate in its sole discretion.


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C.       OUTSIDE ADVISORS

The Committee shall have sole authority to retain and terminate any search firm employed to identify director nominees, including sole authority to approve the search firm's fees and any other retention terms. In addition, the Committee shall have access to and authority to retain independent advisors, including legal counsel, external auditors and financial advisors, if and when it deems necessary to perform its duties. The Committee may retain these advisors without seeking Board approval and shall have sole authority to approve related fees and retention terms.

D.       ANNUAL PERFORMANCE EVALUATION

The Committee shall conduct an annual self-performance evaluation, including an evaluation of its compliance with this Charter. The Committee shall report on its annual self-performance evaluation to the Board.

E.       MEMBERSHIP

The Committee shall consist of no fewer than three (3) directors, as determined by the Board. Each Committee member shall also have knowledge or experience relating to corporate governance and related matters. The members of the Committee shall meet the independence requirements of the New York Stock Exchange and shall comply with any other requirements set forth in applicable laws, rules and regulations. The Committee members shall be appointed annually and may be removed, with or without cause, by a majority vote of the Board.

F.       CHAIRMAN

The Committee shall include a Committee chairman. The Committee chairman shall be appointed by a majority vote of the Board. The Committee chairman shall be entitled to chair all regular sessions of the Committee and cast a vote to resolve any ties.

G.       MEETINGS

The Committee shall meet at least one (1) time per half-year or more frequently as circumstances dictate. All Committee members shall strive to be present at all Committee meetings.

The Committee chairman may call a Committee meeting upon due notice of each other Committee member at least twenty-four (24) hours prior to the meeting. A majority of Committee members, acting in person or by duly authorized representative, shall constitute a quorum. The Committee shall act by majority vote. The Committee meetings shall follow a set agenda established by the Committee chairman in consultation with the Chairman of the Board. The Committee shall be responsible for maintaining minutes and other applicable records of each Committee meeting. The Committee shall report its actions and recommendations to the Board after each Committee meeting.


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